EXHIBIT 11

AFLAC INCORPORATED AND SUBSIDIARIES
Computation of Earnings Per Share

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2003	2002	2003	2002

Numerator (in millions):
Basic: net earnings applicable to common stock	$248	$212	$486	$395
Diluted: net earnings applicable to common stock	248	212	486	395

Denominator (in thousands):
Average outstanding shares used in the computation of earnings per share — basic	513,728	518,077	514,144	518,771

Average outstanding shares used in the computation of earnings per share — basic	513,728	518,077	514,144	518,771
Dilutive effect of stock options	8,985	11,529	9,444	10,842

Average outstanding shares used in the computation of earnings per share — diluted	522,713	529,606	523,588	529,613

Earnings per share:
Basic	$.48	$.41	$.94	$.76
Diluted	.48	.40	.93	.75